                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15-d-16 of
                       The Securities Exchange Act of 1934




For November 8, 2001
--------------------




                               DRAXIS HEALTH INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)




                          6870 GOREWAY DRIVE, 2ND FLOOR
                          MISSISSAUGA, ONTARIO L4V 1P1
                                     CANADA
                         (ADDRESS OF PRINCIPAL OFFICES)



            REGISTRANT FILES ANNUAL REPORTS UNDER COVER OF FORM 20-F

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                DRAXIS HEALTH INC.





                                                By:  /s/ Douglas M. Parker
                                                     ---------------------
                                                     General Counsel &
                                                     Secretary






         DATED:   NOVEMBER 8, 2001
         -------------------------

                                     [LOGO]

FOR IMMEDIATE RELEASE
NOVEMBER 8, 2001

                   DRAXIS HEALTH REPORTS THIRD QUARTER RESULTS

           THIRD CONSECUTIVE QUARTER OF POSITIVE OPERATING NET INCOME

           YEAR TO DATE EBITDA (PRE R&D) UP 28% ON 15% REVENUE GROWTH

         MISSISSAUGA, ONTARIO, NOVEMBER 8, 2001 - DRAXIS Health Inc. (TSE: DAX;
NASDAQ: DRAX) today reported operating results for the third quarter and the nine month period ended September 30, 2001.

         Revenues for the third quarter increased 20% to US$9.7 million from US$8.0 million in the same quarter last year and quarterly operating profitability, or EBITDA (pre R&D), increased 65% over the third quarter of 2000 to US$1.3 million. Net income for the quarter was positive at US$259,000 or US$0.007 per share. Nine-month revenues were up 15% to US$29.3 million from US$25.6 million in 2000 and EBITDA (pre R&D) increased 28% to US$4.3 million.

--------------------------------------------------------------------------------
                             FINANCIAL HIGHLIGHTS(1)
            (THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE AMOUNTS AND
                         IN ACCORDANCE WITH U.S. GAAP)
                                   (UNAUDITED)

                                        ----------------------------- -------------------
                                                     2001                    2000
                                        ----------------------------- -------------------
                                            Q3        Q2        Q1        Q4       Q3
                                        --------- --------- --------- --------- ---------
Revenues                                $  9,662  $  9,792  $  9,866  $  9,879  $  8,027
                                        --------- --------- --------- --------- ---------

EBITDA(2) (pre-R&D)                        1,255     1,633     1,418     1,213       758
R&D                                         (358)     (359)     (388)     (545)     (525)
                                        --------- --------- --------- --------- ---------
EDITDA(2)                                    897     1,274     1,030       668       233
                                        --------- --------- --------- --------- ---------

NET INCOME (LOSS)
   Before Revaluation of Tax Assets          259       624       220      (418)     (421)
  Revaluation of Tax Assets                    -    (3,300)        -         -         -
                                        --------- --------- --------- --------- ---------
                                        $    259  $ (2,676) $    220  $   (418) $   (421)
                                        --------- --------- --------- --------- ---------

NET INCOME (LOSS) PER SHARE
   Before Revaluation of Tax Assets     $  0.007  $  0.017  $  0.006  $ (0.011) $ (0.012)
  Revaluation of Tax Assets                    -    (0.090)        -         -         -
                                        --------- --------- --------- --------- ---------
                                        $  0.007  $ (0.073) $  0.006  $ (0.011) $ (0.012)
                                        --------- --------- --------- --------- ---------

--------------------------------------------------------------------------------
(1) Beginning with the first quarter of 2001 the Company has adopted U.S. GAAP and U.S. dollars for financial reporting purposes.

(2) Earnings before non-recurring items, depreciation and amortization, financial income (expense), other income, income taxes and non-controlling interest.


         "Our consolidated businesses continue to deliver on the key financial objectives that we set out at the beginning of 2001 even with the regular summer shutdown of manufacturing operations and shipping disruptions to the U.S. during September," said Dr. Martin Barkin, President and CEO of DRAXIS. "Revenue growth of 20% for the quarter and 15% for the first nine months meet our target range of 15 - 20% for the year. In addition, it is encouraging to note that this is the third consecutive quarter we have achieved positive operating net income."

OPERATING HIGHLIGHTS

DRAXIMAGE INC.

         o        DRAXIMAGE was approved by the Food and Drug Administration
                  (FDA) to manufacture sodium iodide I-131 capsules for distribution into the U.S. where these capsules are widely used to treat thyroid cancer and hyperthyroidism. Shipments commenced in October 2001.

         o U.S. marketing partner, Cytogen Corporation (NASDAQ: CYTO), reported that BRACHYSEED(TM) I-125 sales in their third quarter, which ended September 30, 2001, increased 244% to US$244,000 from US$71,000 in the second quarter 2001.

         o Production of BRACHYSEED(TM) I-125, a next-generation radioactive seed implant for treating localized prostate cancer, increased significantly and as of September the first seed manufacturing line is operating at close to 100% capacity on a three-shift basis.

         o Installation of the second robotic BRACHYSEED(TM) production line progressed on schedule and this operation is expected to come on stream in the fourth quarter to meet the growing demand for seeds in the U.S.

         o Revenues from radiopharmaceuticals increased 19% in the third quarter compared to the corresponding period in 2000 and were up 5% on a year-to-date basis.

DRAXIS PHARMA INC.

         o DRAXIS Pharma achieved a major milestone in October with the receipt of a letter of acceptance from the Food and Drug Administration (FDA) to manufacture sterile lyophilized (freeze-dried) and liquid injectable products.

         o FDA acceptance, in particular, of the new state-of-the-art sterile lyophilization line, significantly enhances DRAXIS Pharma's ability to access new customers in the U.S. pharmaceutical industry and the international biotechnology industry.

         o Revenues from contract manufacturing grew to US$4.8 million for the quarter, up 45% compared to the third quarter 2000, and up 35% on a year-to-date basis.

         Barkin further stated, "The recent regulatory approvals, together with additional product-specific site transfers which are currently under review, are tangible evidence of the progress we are making toward building greater value. The path to profitability lies in our growing ability to serve customers internationally and, in particular, to gain increased access to major U.S. markets. The FDA approvals for our facilities and our products provide increased confidence that we are well positioned to deliver on our plans for continued growth."

FINANCIAL HIGHLIGHTS

         Consolidated revenues of US$9.7 million for the current quarter rose 20.4% from US$8.0 million in the third quarter of 2000. Year-to-date revenues of US$29.3 million are 14.5% ahead of the nine-month revenues of US$25.6 million for 2000, due largely to continuing growth in contract manufacturing and in radiopharmaceuticals, particularly therapeutic products.

         EBITDA (pre R&D) was US$1.3 million for the third quarter and US$4.3 million for the first nine months of 2001, representing increases over the prior year periods of 65.6% for the quarter and 28.5% for the year to date.

         Net income of US$259,000 or US$0.007 per share, for the third quarter compares with a loss of US$421,000 or US$0.012 per share for the same period in 2000.

         Selling, general and administration expenses of US$2.0 million in the third quarter were US$182,000 less than the same period in 2000 or 20.3% of revenue this quarter versus 26.8% last year. Research and development expenditures declined to US$358,000 in the third quarter of 2001 from US$525,000 in 2000. Net financial items in the quarter were positive US$68,000 as compared to expenses of US$156,000 in the year earlier quarter due to favourable foreign exchange gains.

         This release includes by reference the third quarter interim financial report incorporating the full Management Discussion & Analysis (MD&A) as well as financial statements under both U.S. and Canadian GAAP. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. regulatory authorities, is accessible on the Company's website at www.draxis.com in the section `Investors - News Releases 2001" and is available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

         DRAXIS has scheduled a conference call to discuss these third quarter 2001 financial results at 11:00 a.m. ET on November 8, 2001. This call will be webcast live with access through the Company's website at www.draxis.com, and will also be available in archived format on the website for 30 days following the conference call.

About DRAXIS Health Inc.

         DRAXIS Health Inc. is a diversified specialty pharmaceutical company with operations in three niche markets: radiopharmaceuticals (DRAXIMAGE), contract manufacturing (DRAXIS Pharma), and pharmaceutical sales and marketing (DRAXIS Pharmaceutica).


         EXCEPT FOR HISTORICAL INFORMATION, THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.

         FINANCIAL TABLES ATTACHED


FOR FURTHER INFORMATION PLEASE CONTACT:

FOR CANADA:                               FOR UNITED STATES:
Jerry Ormiston                            Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                        The Investor Relations Group
Phone:   877-441-1984                     Phone:   212-825-3210
Fax:     905-677-5494                     Fax:     212-825-3229

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                      - QUARTER ENDED SEPTEMBER 30, 2001 -

The following interim discussion and analysis of DRAXIS Health Inc.'s (the "Company's") financial condition and results of operations should be read in conjunction with the Company's consolidated audited financial statements and notes thereto for the year ended December 31, 2000 and the related discussion and analysis of financial condition and results of operations.

Certain statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations may constitute forward-looking statements that involve risk and uncertainties, which may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, changing market conditions, clinical trial results, the establishment of new corporate alliances, the impact of competitive products and pricing, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

All amounts referred to herein are expressed in U.S. DOLLARS, unless otherwise indicated.


OVERVIEW

Highlights for the third quarter ended September 30, 2001 include:

         o Improved financial results for the third quarter and nine-month periods ended September 30, 2001 including growth in revenues of 20.4% for the quarter and 14.5% for the nine months plus growth in EBITDARD of 65.6% for the quarter and 28.5% for the nine-month period, as compared to the same periods in 2000, and net income of $259,000, or $0.007 per share; and

         o The third and fourth FDA approvals received by the Company in the past 15 months:

                  >> FDA manufacturing approval and U.S. launch of sodium iodide I-131 radiotherapy capsules for the treatment of thyroid cancer and hyperthyroidism; and

                  >> FDA letter of acceptance to manufacture sterile lyophilized and sterile liquid injectable products.


The Company has adopted U.S. GAAP and U.S. dollars for financial reporting purposes beginning with the first quarter of 2001. This change was influenced by the Company's desire to better meet the needs of shareholders in assessing the Company's financial performance by applying accounting rules which are consistent with the majority of its customers and peer companies in its sector.

                                                 THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                    SEPTEMBER 30,                     SEPTEMBER 30,
                                          ----------------------------------  -------------------------------
                                                2001             2000              2001            2000
                                                ----             ----              ----            ----
                                                (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)
                                                                      (U.S. GAAP)
   Revenues                               $     9,662       $      8,027      $    29,320     $     25,606
   ----------------------------------------------------------------------------------------------------------

   EBITDA(1)(pre R & D)                         1,255                758            4,306            3,351
   R & D                                         (358)              (525)          (1,105)          (1,393)
   ----------------------------------------------------------------------------------------------------------
   EBITDA 1                                       897                233            3,201            1,958
   Depreciation and amortization                 (833)              (816)          (2,454)          (2,395)
   NON-RECURRING ITEMS
   -    Restructuring charges                       -                  -                -             (434)
   -    Other income                                -                128                -              411
   -    Cumulative effect of
        accounting change                           -                  -                -          (19,900)
   -    Revaluation of tax assets                   -                  -           (3,300)               -
   Financial (net)                                 68               (156)            (363)            (627)
   Income tax recovery(2)                          26                  9              459              784
   Non-controlling interest                       101                181              260              283
   ----------------------------------------------------------------------------------------------------------
   Net income (loss)                              259               (421)          (2,197)         (19,920)
   ----------------------------------------------------------------------------------------------------------

   NET INCOME (LOSS)
   -    Before revaluation of tax
        assets and cumulative effect of
        accounting change                 $       259       $       (421)     $     1,103     $        (20)
   -    Revaluation of tax assets                   -                  -           (3,300)              -
   -    Cumulative effect of
        accounting change                           -                  -                -          (19,900)
   ----------------------------------------------------------------------------------------------------------
                                          $       259       $       (421)     $    (2,197)    $    (19,920)
   ----------------------------------------------------------------------------------------------------------
   NET INCOME (LOSS) PER SHARE
   -    Before revaluation of tax
        assets and cumulative effect of
        accounting change                 $     0.007       $     (0.012)     $     0.030     $     (0.001)
   -    Revaluation of tax assets                   -                  -           (0.090)               -
   -    Cumulative effect of
        accounting change                           -                  -                -           (0.549)
   ----------------------------------------------------------------------------------------------------------
                                          $     0.007       $     (0.012)     $    (0.060)    $     (0.550)
   ==========================================================================================================

   (1) Earnings before non-recurring items, depreciation and amortization, financial income (expense), other income taxes and non-controlling interest.
   (2) Excludes revaluation of tax assets.

Revenues in the third quarter of 2001 of $9.7 million represented an increase of 20.4% over the $8.0 million for the same period in 2000. For the nine months ended September 30, 2001, revenues increased 14.5% to $29.3 million from $25.6 million for the same period in 2000.

Net income of $259,000, or $0.007 per share, for the third quarter of 2001 compares with a loss of $421,000, or $0.012 per share for the same period in 2000. Prior to the second quarter 2001 revaluation of income tax assets, year-to-date net income was $1.1 million, or $0.030 per share.

Income from operations before non-recurring items, depreciation, amortization and research and development of $1.3 million for the third quarter of 2001 represented an increase of 65.6% compared to $758,000 for the same period in 2000. For the nine month period this was $4.3 million for 2001, a 28.5% increase over the $3.4 million for 2000. Consolidated cost of sales increased in the third quarter of 2001 to 66.7% of revenues from 63.8% of revenues for the same period in 2000 due to changes in revenue mix.

Selling, general and administration expenses of $2.0 million in the third quarter of 2001 represented a decline of 8.5% from the same period in 2000. On a year-to-date basis, selling, general and administration expenses declined 5.5%. As a percentage of revenue, selling, general and administration expenses declined to 20.3% in the third quarter of 2001 from 26.8% in 2000.

Research and development expenditures declined to $358,000 in the third quarter of 2001 as compared to $525,000 in the same period in 2000. On a year-to-date basis, research and development expenditures in 2001 have declined by $0.3 million due to delays in clinical development programs.

Net financial items in the third quarter of 2001 were positive $68,000 as compared to expense of $156,000 for the same period in 2000. Third quarter 2001 results were positively impacted by a $263,000 foreign exchange gain arising from the stronger U.S. dollar relative to the Canadian dollar.


RADIOPHARMACEUTICALS


                                              THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                 SEPTEMBER 30,                      SEPTEMBER 30,
                                         ------------------------------    --------------------------------
                                             2001            2000               2001            2000
                                             ----            ----               ----            ----
                                                          (IN THOUSANDS OF U.S. DOLLARS)
                                                                    (U.S. GAAP)
     ------------------------------------------------------------------------------------------------------
     Revenues                            $     1,739    $    1,466         $     5,145     $    4,881
     ------------------------------------------------------------------------------------------------------

     EBITDA                                      (46)           27                 779            692
     Depreciation and amortization              (144)         (136)               (428)          (409)
     ------------------------------------------------------------------------------------------------------
     (Loss) income from operations       $      (190)   $     (109)        $       351     $      283
     ======================================================================================================

During the third quarter of 2001, the Company's radiopharmaceutical business received FDA approval to commence manufacturing of sodium iodide radiotherapy capsules for Bracco Diagnostics Inc. for distribution in the U.S. Shipments of this product commenced in October.

Revenues for the radiopharmaceutical segment increased 18.6% in the current quarter as compared to last year largely due to sales of BRACHYSEED(TM) I-125 launched earlier in the first quarter of 2001. On a year-to-date basis, revenues are up 5.4%.

As reported by the Company's U.S. distribution partner for BRACHYSEED(TM), Cytogen Corporation reported that BRACHYSEED(TM) I-125 sales in their third quarter, which ended September 30, 2001, increased 244% to $244,000 from $71,000 in the second quarter 2001. During September and October, the Company's initial BRACHYSEED(TM) roboticized manufacturing line operated at close to 100% capacity. The Company's second line is expected to be commissioned in the fourth quarter 2001 which will enable the Company to meet the rapidly growing demand for its high quality seeds.

Third quarter revenues in both 2000 and 2001 were negatively affected by supply disruptions associated with the outsourced supply of the Company's line of lyophilized technetium-99m diagnostic imaging products. The Company will continue to be exposed to these problems until the Company's own lyophilization production facility gains final regulatory approval to commence production.

EBITDA for this segment declined to a loss of $46,000 in the third quarter of 2001 compared to income of $27,000 in the same period in 2000 due to higher non-operating expenses and a change in revenue mix. On a year-to-date basis, EBITDA was up 12.6%.

Depreciation and amortization ("D&A") expense for this segment was relatively unchanged in the current quarter and on a year-to-date basis as compared to 2000.

MANUFACTURING


                                              THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                 SEPTEMBER 30,                      SEPTEMBER 30,
                                         ------------------------------    --------------------------------
                                             2001            2000               2001            2000
                                             ----            ----               ----            ----
                                                          (IN THOUSANDS OF U.S. DOLLARS)
                                                                    (U.S. GAAP)
     ------------------------------------------------------------------------------------------------------
     Revenues                            $    4,791     $    3,302         $    15,041     $   11,174
     ------------------------------------------------------------------------------------------------------

     EBITDA                                     (13)          (325)                172           (302)
     Depreciation and amortization             (224)          (180)               (620)          (544)
     ------------------------------------------------------------------------------------------------------
     Loss from operations                $     (237)    $     (505)        $      (448)    $     (846)
     ======================================================================================================

In October 2001, the Company announced that it had received a letter of acceptance from the FDA to manufacture sterile lyophilized and sterile liquid injectable products. The Company will begin manufacturing its currently outsourced line of lyophilized technetium-99m diagnostic imaging products following receipt of product-specific manufacturing site transfer requests. Following production start-up, the new lyophilization facility will allow for increased production to meet pent-up product demand and will result in increased margins. Excess capacity beyond the Company's own requirements will be available for third party contract manufacturing customers.

As expected, results for third quarter of 2001 were affected by the regular summer shutdown of manufacturing operations although the impact of the shutdown was less severe than in 2000.

Product transfer activity associated with the previously announced expanded and extended manufacturing relationship with GlaxoSmithKline continued at a high level during the quarter and transfer activities remain on schedule.

Manufacturing results continue to show a positive trend line. Revenues of $4,791,000 for the third quarter of 2001 represented a 45.1% increase over 2000 largely due to the less severe shutdown in 2001 and the impact of new manufacturing contracts. On a year-to-date basis, 2001 revenues were up 34.6% over 2000.

EBITDA in the third quarter of 2001 was a loss of $13,000 but represented an improvement of $312,000 over 2000 largely as a result of increased revenues. On a year-to-date basis, EBITDA was up $474,000. Operating profitability for this segment is expected to increase when the Company obtains final regulatory permission to commence manufacturing its own lyophilized products.

D&A expense in the third quarter of 2001 increased 24.4% over the same period in 2000 as a result of depreciation charges commencing for new capital additions. On a year-to-date basis, D&A expense increased 14.0%.


CANADIAN PHARMACEUTICALS


                                              THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                 SEPTEMBER 30,                      SEPTEMBER 30,
                                         ------------------------------    --------------------------------
                                             2001            2000               2001            2000
                                             ----            ----               ----            ----
                                                          (IN THOUSANDS OF U.S. DOLLARS)
                                                                    (U.S. GAAP)
     ------------------------------------------------------------------------------------------------------
     Revenues                            $    2,210     $    2,388         $     6,282     $    7,656
     ------------------------------------------------------------------------------------------------------
     EBITDA                                     800            612               1,826          1,709

     NON-RECURRING ITEMS
       Restructuring charges                      -              -                  -            (434)
     Depreciation and amortization             (454)          (493)             (1,368)        (1,387)
     ------------------------------------------------------------------------------------------------------
     Income (loss) from operations       $      346     $      119         $       458     $     (112)
     ======================================================================================================

Canadian Pharmaceuticals revenues in the third quarter of 2001 of $2,210,000 declined 7.5% as compared to 2000 revenues. Current and year-to-date revenues are not directly comparable to 2000 due to the second quarter 2000 disposition of the Company's dermatology product lines. Excluding the impact of dermatology revenues, product sales for the first three quarters of 2001 increased 14% over the same period in 2000 due to increased sales of its major neurology products, including PERMAX(R), ALERTEC(R) and ZANAFLEX(R).

After current and prior period reclassification of certain expenses between Canadian Pharmaceuticals and corporate segments, EBITDA for this segment, in the third quarter of 2001 improved to $800,000 as compared to $612,000 in the same period of 2000.

D&A expense for this segment was relatively unchanged in the current quarter and on a year-to-date basis as compared to 2000.


COMPANION ANIMAL HEALTH

                                              THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                 SEPTEMBER 30,                      SEPTEMBER 30,
                                         ------------------------------    --------------------------------
                                             2001            2000               2001            2000
                                             ----            ----               ----            ----
                                                          (IN THOUSANDS OF U.S. DOLLARS)
                                                                    (U.S. GAAP)
     ------------------------------------------------------------------------------------------------------
     Revenues                            $    1,133     $    1,180         $     3,399     $    3,406
     ------------------------------------------------------------------------------------------------------

     EBITDA                                   1,095            933               3,344          2,971
     Depreciation and amortization                -            (11)                  -            (26)
     ------------------------------------------------------------------------------------------------------
     Income from operations              $    1,095     $      922         $     3,344     $    2,945
     ======================================================================================================

Third quarter and year-to-date 2001 ANIPRYL(R) royalties plus deferred revenue amortization were largely unchanged from 2000.

EBITDA in the third quarter of 2001 of $1,095,000 increased over same period in 2000 largely as a result of lower operating expenses following the final wind-up of this segment's U.S. operations in the fourth quarter of 2000. On a year-to date basis, EBITDA increased 12.6% over 2000.


CORPORATE EXPENSES

                                              THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                 SEPTEMBER 30,                      SEPTEMBER 30,
                                         ------------------------------    --------------------------------
                                             2001            2000               2001            2000
                                             ----            ----               ----            ----
                                                          (IN THOUSANDS OF U.S. DOLLARS)
                                                                    (U.S. GAAP)
     ------------------------------------------------------------------------------------------------------
     EBITDA                              $    (923)     $    (856)         $    (2,847)    $   (2,920)
     Depreciation and amortization             (11)             4                  (38)           (29)
     ------------------------------------------------------------------------------------------------------
     Loss from operations                $    (934)     $    (852)         $    (2,885)    $   (2,949)
     ======================================================================================================

After current and prior period reclassification of certain expenses between Canadian Pharmaceuticals and corporate segments, corporate expenses in the third quarter of 2001 of $923,000, before D&A, increased by 7.8% over same period in 2000. On a year-to-date basis, corporate expenses, before D&A, declined 2.5% due to as a result of the Company's expense reduction initiatives and lower regulatory, legal and other non-allocated expenses.


LIQUIDITY AND CAPITAL RESOURCES

                                                        SEPTEMBER 30,         DECEMBER 31,
                                                           2001                 2000
                                                   -----------------------------------------
                                                        (IN THOUSANDS OF U.S. DOLLARS)
                                                                 (U.S. GAAP)
         Cash and cash equivalents                 $         2,906       $       4,420
         Non-financial working capital (net)(1)    $         6,810       $      11,612
         Total debt                                $        10,475       $      11,225
         ===================================================================================

         (1) Excluding cash and cash equivalents, bank loan and current portions of deferred revenues and long-term debt

Cash and cash equivalents at September 30, 2001 totalled $2,906,000 as compared with $4,420,000 as at December 31, 2000.

Cash flows used in operations, before changes in working capital, in the third quarter of 2001 of $463,000 improved from $1,365,000 for the same period of 2000 largely due to improved operating profitability.

The Company had $23,016,000 and $26,264,000 of deferred revenue as at September 30, 2001 and December 31, 2000, respectively. Deferred revenue amortization of $1,200,000 in the third quarter of 2001 was largely unchanged from same period of 2000.

Non-financial working capital declined to $6,810,000 as at September 30, 2001 from year-end balances of $11,612,000 due to lower inventories, accounts receivable and prepaid expenses as well as higher accounts payable.

Capital expenditures in the third quarter of 2001 increased to $1,398,000 from $230,000 in the third quarter of 2000 as a result of increased spending in the Company's' manufacturing business. Capital expenditures in 2001 and 2002 are expected to increase over 2000 levels due to several projects associated with new business opportunities.

In December 2000 the Company received regulatory approval from the Toronto Stock Exchange for the renewal of its normal course issuer bid. The new bid will now terminate on the earlier of December 18, 2001 and when 1.83 million common shares have been acquired. No shares have been acquired under this plan.


CANADIAN GAAP

Effective July 1, 2001, the Company changed its Canadian GAAP policy with respect to the cost of licenses for products for which regulatory approval has not yet been received whereby such costs are deferred and amortized on a straight-line basis over the relevant period of the related agreement. This change in policy was applied retroactively and prior periods have been restated.

The differences between United States and Canadian GAAP which affect net income
(loss) are summarized in the following table:


                                                       THREE MONTHS ENDED              NINE MONTHS ENDED
                                                          SEPTEMBER 30,                  SEPTEMBER 30,
                                                    ------------------------     -----------------------------
                                                        2001        2000              2001           2000
                                                        ----        ----              ----           ----
                                                                  (IN THOUSANDS OF U.S. DOLLARS)
Net income (loss) as reported under U.S. GAAP        $      259  $     (421)      $   (2,197)   $  (19,920)
---------------------------------------------------------------------------------------------------------------

ADJUSTMENTS
    Change in accounting policy                               -           -                -        19,900
    Gain on reduction of ownership in subsidiary              -           -                -         1,378
    Revaluation of tax assets                                 -           -            1,603             -
    Amortization expense                                   (783)       (817)          (2,360)       (2,471)
    Research and development                                 69          53              159           157
    Other                                                    43         102              548           267
---------------------------------------------------------------------------------------------------------------
                                                           (671)       (662)             (50)       19,231
---------------------------------------------------------------------------------------------------------------

Net loss under Canadian GAAP                         $     (412) $   (1,083)      $   (2,247)   $     (689)
===============================================================================================================

Under United States GAAP, the change in policy with respect to revenue recognition of non-refundable fees received in connection with collaboration agreements gave rise to a first quarter 2000 charge of $19,900,000 and prior periods have not been restated. Under Canadian GAAP, this change was applied retroactively and prior periods have been restated.

Gains arising as a result of DRAXIS Pharma Inc.'s share issuance to outside interests are recorded as an increase to shareholders' equity under United States GAAP. Under Canadian GAAP, such gains are recognized as income.

Under Canadian GAAP, in the fourth quarter of 2000 the Company recorded a charge of $1,603,000 related to the decline in federal corporate income tax rates since the related federal legislation had been substantively enacted at that time. The Company recorded an additional charge of $1,697,000 under Canadian GAAP in the second quarter of 2001 related to the decline in provincial tax rates. Under United States GAAP, the full $3,300,000 was charged to earnings in the second quarter of 2001 following passage of the enabling legislation.

Amortization expense under United States GAAP differs from Canadian GAAP due to the differential treatment of: technical assistance costs, the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of Deprenyl Animal Health, Inc., the portion of the 1997 acquisition cost of the Company's radiopharmaceutical business assigned to patents and trademarks for products which had yet to receive regulatory approval at the time of acquisition and the 1999 acquisition cost of licenses for which regulatory approval has not yet been received.

Under United States GAAP, R&D-related investment tax credits are included in the provision for income taxes. Under Canadian GAAP, such credits are deducted from R&D expense.

DRAXIS HEALTH INC.
CONSOLIDATED BALANCE SHEETS
IN ACCORDANCE WITH U.S. GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

                                                     SEPTEMBER 30,  December 31,
                                                     ---------------------------
                                                        2001            2000
                                                        ----            ----
ASSETS

CURRENT
     Cash and cash equivalents                        $   2,906     $    4,420
     Accounts receivable                                  5,921          6,913
     Inventories                                          4,516          6,269
     Income taxes recoverable                               145            742
     Prepaid expenses                                     1,576          2,362
     Deferred income taxes                                  692            804
--------------------------------------------------------------------------------
                                                         15,756         21,510

Fixed assets                                             21,764         19,513
Goodwill                                                  3,342          4,252
Patents, licenses and other deferred charges              9,114          8,650
Deferred income taxes                                    13,625         16,336
--------------------------------------------------------------------------------
                                                      $  63,601     $   70,261
================================================================================

LIABILITIES

CURRENT
     Bank loan                                        $   2,177     $    1,335
     Accounts payable and accrued charges                 6,040          5,478
     Current portion of deferred revenues                 4,918          4,901
     Current portion of long-term debt                    1,204          1,268
--------------------------------------------------------------------------------
                                                         14,339         12,982

Deferred revenues                                        18,098         21,363
Long-term debt                                            7,094          8,622
Non-controlling interest in subsidiary company            3,101          3,532
--------------------------------------------------------------------------------
                                                         42,632         46,499
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Common stock                                             59,771         59,698
Employee participation shares                               166            166
       Less:  loans receivable                             (166)          (166)
Warrants                                                     74             74
Contributed surplus                                      18,177         18,177
Deficit                                                 (50,153)       (47,956)
Cumulative translation adjustment                        (6,900)        (6,231)
--------------------------------------------------------------------------------
                                                         20,969         23,762
--------------------------------------------------------------------------------
                                                      $  63,601     $   70,261
================================================================================

      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ANNUAL
                       CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------
DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
IN ACCORDANCE WITH U.S. GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)
(unaudited)

   FOR THE THREE MONTH PERIOD                                                                        FOR THE NINE MONTH PERIOD
       ENDED SEPTEMBER 30,                                                                               ENDED SEPTEMBER 30,
-----------------------------------                                                                -----------------------------
       2001             2000                                                                            2001           2000
-----------------------------------                                                                -----------------------------
 $    9,662         $    8,027      REVENUES                                                        $   29,320    $   25,606
                                    EXPENSES
      6,441              5,121           Cost of sales                                                  18,209        15,054
      1,966              2,148           Selling, general and administration                             6,805         7,201
          -                  -           Restructuring charges                                               -           434
        358                525           Research and development                                        1,105         1,393
        833                816           Depreciation and amortization                                   2,454         2,395
--------------------------------------------------------------------------------------------------------------------------------
         64               (583)     Income (loss) from operations                                          747          (871)
                                    Financial
         14                120           Interest income                                                   126           286
       (209)              (283)          Financing expense                                                (751)         (941)
        263                  7           Foreign exchange gain (loss)                                      262            28
          -                128      Other income                                                             -           411
--------------------------------------------------------------------------------------------------------------------------------
        132               (611)     Income (loss) before undernoted                                        384        (1,087)
         26                  9      Income tax (provision) recovery                                     (2,841)          784
        101                181      Non-controlling interest                                               260           283
--------------------------------------------------------------------------------------------------------------------------------
        259               (421)     (Loss) income before cumulative effect of accounting change         (2,197)          (20)
          -                  -      Cumulative effect of accounting change                                   -       (19,900)
--------------------------------------------------------------------------------------------------------------------------------
 $      259         $     (421)     Net (loss) income                                               $   (2,197)   $  (19,920)
================================================================================================================================
                                    Net (loss) income per share
 $     0.01         $    (0.01)          - before cumulative effect of accounting change            $    (0.06)   $        -
 $        -         $        -           - cumulative effect of accounting change                   $        -    $    (0.55)
--------------------------------------------------------------------------------------------------------------------------------
 $     0.01         $    (0.01)          - basic                                                    $    (0.06)   $    (0.55)
 $     0.01         $    (0.01)          - fully diluted                                            $    (0.06)   $    (0.55)
================================================================================================================================
                                    Weighted-average number of shares outstanding
 36,607,562         36,510,051           - basic                                                    36,579,446    36,236,721
 36,632,234         37,239,028           - fully diluted                                            36,601,713    36,526,450
================================================================================================================================



 $  (50,412)        $  (46,990)     Deficit, beginning of period                                    $  (47,956)   $  (27,491)
        259               (421)     Net (loss) income                                                   (2,197)      (19,920)
--------------------------------------------------------------------------------------------------------------------------------
 $  (50,153)        $  (47,411)     Deficit, end of period                                          $  (50,153)   $  (47,411)
================================================================================================================================

      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ANNUAL
                       CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
IN ACCORDANCE WITH U.S. GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

  FOR THE THREE MONTH PERIOD                                                                             FOR THE NINE MONTH PERIOD
     ENDED SEPTEMBER 30,                                                                                    ENDED SEPTEMBER 30,
--------------------------------                                                                       -----------------------------
      2001            2000                                                                                 2001          2000
--------------------------------                                                                       -----------------------------
                                  CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
 $      259       $     (421)      Net (loss) income                                                    $   (2,197)   $(19,920)
                                   Adjustments to reconcile net income (loss) to cash flow
                                   (used in) from operating activities
     (1,200)          (1,227)         Amortization of deferred revenues                                     (3,609)     (3,042)
        237              247          Amortization of goodwill                                                 715         671
        596              569          Depreciation and other amortization                                    1,739       1,724
          -             (128)         Other income                                                               -        (411)
       (343)            (242)         Deferred income taxes                                                  1,893      (1,266)
       (101)            (182)         Non-controlling interest                                                (258)       (284)
          -                -          Cumulative effect of accounting change                                     -      19,900
         89               19          Other                                                                    275         231
                                      Changes in current assets and current liabilities
                                      affecting cash flows from operations
         91            2,192           Accounts receivable                                                     642         119
        349             (179)          Inventories                                                           1,472      (1,469)
         97             (394)          Income taxes                                                            577        (447)
        338               61           Prepaid expenses                                                        685        (451)
        353             (307)          Accounts payable and accrued charges                                    581      (1,277)
          -              (15)          Current portion of deferred revenues                                     47       1,675
------------------------------------------------------------------------------------------------------------------------------------
        764               (7)                                                                                2,562      (4,247)
------------------------------------------------------------------------------------------------------------------------------------
                                 CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
      (1,398)           (230)        Purchase of fixed assets                                               (4,241)       (737)
          -                -         Increase in other deferred charges, net                                  (120)          -
          -              129         Proceeds from disposition of product rights, net                            -         742
          -              466         Increase in deferred revenues                                             409       6,983
------------------------------------------------------------------------------------------------------------------------------------
      (1,398)            365                                                                                (3,952)      6,988
------------------------------------------------------------------------------------------------------------------------------------
                                 CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
          -                -         Proceeds from bank loan                                                   973       1,146
        (41)             (46)        Repayment of bank loan                                                    (41)     (2,522)
       (697)            (301)        Repayment of long-term debt                                            (1,115)     (4,477)
         73              324         Exercise of warrants and options                                           73       2,255
          -                -         Issue of common shares by subsidiary to non-controlling interest            -       5,375
------------------------------------------------------------------------------------------------------------------------------------
       (665)             (23)                                                                                 (110)      1,777
------------------------------------------------------------------------------------------------------------------------------------

        (76)              37     Effect of foreign exchange rate changes on cash and cash equivalents          (14)        199

     (1,375)             372     Net (decrease) increase in cash and cash equivalents                       (1,514)      4,717
      4,281            6,361     Cash and cash equivalents, beginning of period                              4,420       2,016
------------------------------------------------------------------------------------------------------------------------------------
 $    2,906       $    6,733     Cash and cash equivalents, end of period                               $    2,906    $  6,733
====================================================================================================================================

                                 ADDITIONAL INFORMATION
 $      126       $      170         Interest paid                                                      $      463    $    579
 $      102       $      344         Income taxes paid                                                  $      324    $    448

====================================================================================================================================

      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ANNUAL
                       CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH U.S. GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

         The Company has historically reported its consolidated financial results in accordance with Canadian GAAP. Beginning with the period ended March 31, 2001 the Company has begun to report its financial results in accordance with U.S. GAAP. Historical consolidated results have been restated to reflect this change.

         The functional currency of the Company is the Canadian dollar. Effective January 1, 2001, the Company adopted the U.S dollar as its reporting currency. For the current and prior periods, the financial statements of the Company's operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheet as cumulative translation adjustment.

         The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2000.

         The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2000, other than as noted herein.

         The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of September 30, 2001 and the results of operations and cash flows for the nine months ended September 30, 2001 and 2000.

2.       CHANGE IN ACCOUNTING POLICY

         Effective January 1, 2000, the Company changed its policy with respect to revenue recognition of non-refundable fees received in connection with collaboration agreements whereby such fees are deferred and recognized as revenue rateably over the contract period. This new policy is consistent with the guidelines contained in the U.S. Securities and Exchange Commission Staff Accounting Bulletin #101, "Revenue Recognition in Financial Statements", dated December 1999. $19,900, representing the cumulative effect of the change in policy, was charged to earnings in 2000, prior years are not restated.

3.       CAPITAL STOCK

         As at September 30, 2001, the Company had outstanding 36,608,434 common shares, 470,000 Series C employee participation shares, 125,000 warrants and 3,524,111 options to acquire the Company's common shares.

4.       SEGMENTED INFORMATION

INDUSTRY SEGMENTATION

         For purposes of operating decision-making and assessing performance, management considers that it operates in four separate businesses:
Radiopharmaceuticals, Manufacturing, Canadian Pharmaceuticals and Companion Animal Health.

   FOR THE THREE MONTH PERIOD                                                                  FOR THE NINE MONTH PERIOD
      ENDED SEPTEMBER 30,                                                                          ENDED SEPTEMBER 30,
----------------------------------                                                           -----------------------------
      2001             2000                                                                       2001          2000
----------------------------------                                                           -----------------------------
                                    REVENUES
$     1,739      $     1,466           Radiopharmaceuticals                                  $     5,145    $     4,881
      4,791            3,302           Manufacturing                                              15,041         11,174
      2,210            2,388           Canadian Pharmaceuticals                                    6,282          7,656
      1,133            1,180           Companion Animal Health                                     3,399          3,406
       (211)            (309)          Intercompany                                                 (547)        (1,511)
--------------------------------------------------------------------------------------------------------------------------
$     9,662      $     8,027                                                                 $    29,320    $    25,606
--------------------------------------------------------------------------------------------------------------------------

                                    SEGMENT INCOME (LOSS)(1)
$       (46)     $        27           Radiopharmaceuticals                                  $       779    $       692
        (13)            (325)          Manufacturing                                                 172           (302)
        800              612           Canadian Pharmaceuticals                                    1,826          1,275
      1,095              933           Companion Animal Health                                     3,344          2,971
        (15)            (158)          Intercompany                                                  (73)          (192)
       (923)            (856)          Corporate                                                  (2,847)        (2,920)
--------------------------------------------------------------------------------------------------------------------------
$       897      $       233                                                                 $     3,201    $     1,524
--------------------------------------------------------------------------------------------------------------------------

                                    DEPRECIATION AND AMORTIZATION
$       144      $       136           Radiopharmaceuticals                                  $       428    $       409
        224              180           Manufacturing                                                 620            544
        454              493           Canadian Pharmaceuticals                                    1,368          1,387
          -               11           Companion Animal Health                                         -             26
         11               (4)          Corporate                                                      38             29
--------------------------------------------------------------------------------------------------------------------------
$       833      $       816                                                                 $     2,454    $     2,395
--------------------------------------------------------------------------------------------------------------------------

                                    INCOME (LOSS) FROM OPERATIONS
$      (190)     $      (109)          Radiopharmaceuticals                                  $       351    $       283
       (237)            (505)          Manufacturing                                                (448)          (846)
        346              119           Canadian Pharmaceuticals                                      458           (112)
      1,095              922           Companion Animal Health                                     3,344          2,945
        (15)            (158)          Intercompany                                                  (73)          (192)
       (934)            (852)          Corporate                                                  (2,885)        (2,949)
--------------------------------------------------------------------------------------------------------------------------
$        64      $      (583)                                                                $       747    $      (871)
==========================================================================================================================

                                                                                              SEPTEMBER 30,  December 31,
                                                                                             -----------------------------
                                                                                                  2001           2000
                                                                                                  ----           ----
                                    IDENTIFIABLE ASSETS
                                       Radiopharmaceuticals                                  $    12,785    $     7,652
                                       Manufacturing                                              23,029         25,717
                                       Canadian Pharmaceuticals                                   23,527         24,718
                                       Companion Animal Health                                     1,181          4,233
                                       Corporate                                                   3,079          7,941
                                   --------------------------------------------------------- -----------------------------
                                                                                             $    63,601    $    70,261
==========================================================================================================================

         (1)Segment income (loss) before depreciation and amortization, financial income (expense), other income, income taxes and non-controlling interest.

GEOGRAPHIC SEGMENTATION

   FOR THE THREE MONTH PERIOD                                        FOR THE NINE MONTH PERIOD
      ENDED SEPTEMBER 30,                                               ENDED SEPTEMBER 30,
----------------------------------                                -----------------------------
      2001             2000                                            2001          2000
----------------------------------                                -----------------------------
                                   REVENUES(1)
$     6,780      $     5,493          Canada                      $    20,732    $    17,871
      2,882            2,534          United States                     8,588          7,735
-----------------------------------------------------------------------------------------------
$     9,662      $     8,027                                      $    29,320    $    25,606
===============================================================================================

                                                                  -----------------------------
                                                                   SEPTEMBER 30,  December 31,
                                                                  -----------------------------
                                                                       2001           2000
                                                                       ----           ----
                                   IDENTIFIABLE ASSETS
                                      Canada                      $    62,420    $    66,028
                                      United States                     1,181          4,233
                                  -------------------------------------------------------------
                                                                  $    63,601    $    70,261
===============================================================================================

(1)Revenues are attributable to countries based upon the location of the customer.

5.       COMPARATIVE INFORMATION

The Company has reclassified prior period's information to conform with the current presentation format.

DRAXIS HEALTH INC.
CONSOLIDATED BALANCE SHEETS
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS) (RESTATED - NOTE 2)
(unaudited)

                                                               SEPTEMBER 30,    December 31,
                                                              ---------------------------------
                                                                    2001            2000
                                                                    ----            ----
ASSETS

CURRENT
     Cash and cash equivalents                                $       2,906   $       4,420
     Accounts receivable                                              5,921           6,913
     Inventories                                                      4,516           6,269
     Income taxes recoverable                                           145             742
     Prepaid expenses                                                 1,576           2,362
     Future income taxes                                                545             804
-----------------------------------------------------------------------------------------------
                                                                     15,609          21,510

Fixed assets                                                         21,764          19,513
Goodwill                                                              3,342           4,252
Patents, licenses and other deferred charges                         26,808          29,720
Future income taxes                                                   8,039           7,936
-----------------------------------------------------------------------------------------------
                                                              $      75,562   $      82,931
===============================================================================================

LIABILITIES

CURRENT
     Bank loan                                                $       2,177   $       1,335
     Accounts payable and accrued charges                             6,040           5,478
     Current portion of deferred revenues                             4,918           4,901
     Current portion of long-term debt                                1,204           1,268
-----------------------------------------------------------------------------------------------
                                                                     14,339          12,982

Deferred revenues                                                    18,098          21,363
Long-term debt                                                        7,094           8,622
Non-controlling interest in subsidiary company                        3,101           3,532
-----------------------------------------------------------------------------------------------
                                                                     42,632          46,499
-----------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Common stock                                                         50,165            50,092
Employee participation shares                                           166               157
       Less:  loans receivable                                         (166)             (157)
Warrants                                                                 72                72
Contributed surplus                                                   6,476             6,476
Deficit                                                             (22,454)          (20,208)
Cumulative translation adjustment                                    (1,329)                -
-----------------------------------------------------------------------------------------------
                                                                     32,930            36,432
-----------------------------------------------------------------------------------------------
                                                              $      75,562     $      82,931
===============================================================================================

      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ANNUAL
                       CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA) (RESTATED - NOTE 2) (unaudited)

   FOR THE THREE MONTH PERIOD                                                                  FOR THE NINE MONTH PERIOD
      ENDED SEPTEMBER 30,                                                                         ENDED SEPTEMBER 30,
--------------------------------                                                             -----------------------------
      2001            2000                                                                        2001           2000
--------------------------------                                                             -----------------------------
 $    9,662       $    7,936    REVENUES                                                      $    29,320    $   25,145
                                EXPENSES
      6,441            5,063         Cost of sales                                                 18,209        14,692
      1,966            2,125         Selling, general and administration                            6,805         7,067
          -                -         Restructuring charges                                              -           529
        358              519         Research and development                                       1,105         1,370
        (68)             (53)        Investment tax credits on research and development              (158)         (155)
      1,616            1,615         Depreciation and amortization                                  4,814         4,779
--------------------------------------------------------------------------------------------------------------------------
       (651)          (1,333)   Loss from operations                                               (1,455)       (3,137)
                                Financial
         14              119         Interest income                                                  126           283
       (209)            (280)        Financing expense                                               (751)         (924)
        263                7         Foreign exchange gain (loss)                                     262            28
          -              127    Other income                                                            -         1,742
--------------------------------------------------------------------------------------------------------------------------
       (583)          (1,360)   Loss before income taxes and non-controlling interest              (1,818)       (2,008)
         70               97    Income tax (provision) recovery                                      (689)        1,038
        101              180    Non-controlling interest                                              260           281
--------------------------------------------------------------------------------------------------------------------------
 $     (412)      $   (1,083)   Net loss                                                      $    (2,247)   $     (689)
==========================================================================================================================
                                Net loss per share (Note 2)
 $    (0.01)      $    (0.03)        - basic                                                  $     (0.06)   $    (0.02)
 $    (0.01)      $    (0.03)        - fully diluted                                          $     (0.06)   $    (0.02)
==========================================================================================================================
                                Weighted-average number of shares outstanding
 36,607,562       36,510,051         - basic                                                   36,579,446    36,236,721
 36,632,234       37,239,028        - fully diluted                                            36,601,713    36,526,450
==========================================================================================================================



 $  (22,042)      $  (16,783)   Deficit, beginning of period                                  $   (20,207)   $  (17,177)
       (412)          (1,083)   Net loss                                                           (2,247)         (689)
--------------------------------------------------------------------------------------------------------------------------
 $  (22,454)      $  (17,866)   Deficit, end of period                                        $   (22,454)   $  (17,866)
==========================================================================================================================

      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ANNUAL
                       CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS) (RESTATED - NOTE 2)
(unaudited)

     FOR THE THREE MONTH PERIOD                                                                        FOR THE NINE MONTH PERIOD
        ENDED SEPTEMBER 30,                                                                               ENDED SEPTEMBER 30,
--------------------------------                                                                  -------------------------
      2001            2000                                                                            2001        2000
--------------------------------                                                                  -------------------------
                                CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
$      (413)     $    (1,083)     Net loss                                                        $    (2,247)  $   (689)
                                  Adjustments to reconcile net (loss) income to cash flow
                                  (used in) from operating activities
     (1,200)          (1,213)     Amortization of deferred revenues                                    (3,609)     (2,990)
        237              244      Amortization of goodwill                                                715         659
      1,381            1,371      Depreciation and other amortization                                   4,099       4,120
          -             (127)     Other income                                                              -      (1,742)
       (407)            (332)     Future income taxes                                                    (273)     (1,522)
       (101)            (180)     Non-controlling interest                                               (258)       (281)
         89               19      Other                                                                   275         226
                                  Changes in current assets and current liabilities
                                  affecting cash flows from operations
         91            2,106         Accounts receivable                                                  642         (64)
        349             (246)        Inventories                                                        1,472      (1,618)
         97             (403)        Income taxes                                                         577        (416)
        338               37         Prepaid expenses                                                     685        (498)
        353             (254)        Accounts payable and accrued charges                                 581      (1,100)
          -               41         Current portion of deferred revenues                                  47       1,776
---------------------------------------------------------------------------------------------------------------------------
        814              (20)                                                                           2,705      (4,139)
---------------------------------------------------------------------------------------------------------------------------
                                CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
     (1,398)            (227)     Purchase of fixed assets                                             (4,242)       (722)
          -                -      Increase in other deferred charges, net                                (120)          -
          -              127      Proceeds from disposition of product rights, net                          -         732
          -              461      Increase in deferred revenues                                           409       6,895
---------------------------------------------------------------------------------------------------------------------------
     (1,398)             361                                                                           (3,953)      6,905
---------------------------------------------------------------------------------------------------------------------------
                                CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
          -              (33)     Proceeds from bank loan                                                 973       1,102
        (41)               -      Repayment of bank loan                                                  (41)     (2,400)
       (697)            (184)     Repayment of long-term debt                                          (1,115)     (4,090)
         73              321      Exercise of warrants and options                                         73       2,206
          -                -      Issue of common shares by subsidiary to non-controlling interest          -       5,204
---------------------------------------------------------------------------------------------------------------------------
       (665)             104                                                                             (110)      2,022
---------------------------------------------------------------------------------------------------------------------------

       (126)               -    Effect of foreign exchange rate changes on cash and cash                 (157)          -
                                equivalents

     (1,375)             445    Net (decrease) increase in cash and cash equivalents                   (1,514)      4,788
      4,281            6,297    Cash and cash equivalents, beginning of period                          4,420       1,954
---------------------------------------------------------------------------------------------------------------------------
$     2,906      $     6,742    Cash and cash equivalents, end of period                           $    2,906   $   6,742
===========================================================================================================================

                                ADDITIONAL INFORMATION
$       126      $       170      Interest paid                                                    $      463   $     579
$       102      $       344      Income taxes paid                                                $      324   $     448
===========================================================================================================================

      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.
THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ANNUAL
                       CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS) (RESTATED - NOTE 2)
(unaudited)


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

         The functional currency of the Company is the Canadian dollar. The Company has historically reported its consolidated financial results in Canadian dollars. Effective January 1, 2001, the Company adopted the U.S. dollar as its reporting currency. For the current period, the financial statements of the Company's operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheet as cumulative translation adjustment. Prior periods' consolidated results previously reported in Canadian dollars have been translated into U.S. dollars using the translation of convenience method whereby all Canadian dollar amounts were converted into U.S. dollars at the closing exchange rate at December 31, 2000.

         The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2000.

         The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2000, other than as noted herein.

         The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of September 30, 2001 and the results of operations and cash flows for the nine months ended September 30, 2001 and 2000.

2.       CHANGES IN ACCOUNTING POLICIES

(a) Earnings Per Share

Effective January 1, 2001, the Company adopted retroactively the new Canadian Institute of Chartered Accountants Handbook Section 3500 "Earnings per Share", which requires the use of the treasury stock method for calculating diluted earnings per share. Previously reported diluted earnings per share have been restated to reflect this change.

(b) Revenue Recognition

Effective January 1, 2000, the Company changed its policy with respect to revenue recognition of non-refundable fees received in connection with collaboration agreements whereby such fees are deferred and recognized as revenue rateably over the contract period. This change in policy was applied retroactively and prior periods have been restated.

(c) Licenses

Effective July 1, 2001, the Company changed its policy with respect to the cost of licenses for products for which market regulatory approval has not been received whereby such costs are defered and amortized on a straight-line basis over the relevant period of the related agreement. This change in policy was applied retroactively and prior periods have been restated.

3.       CAPITAL STOCK

         As at September 30, 2001, the Company had outstanding 36,608,434 common shares, 470,000 Series C employee participation shares, 125,000 warrants and 3,524,111 options to acquire the Company's common shares.

4.       SEGMENTED INFORMATION
INDUSTRY SEGMENTATION

         For purposes of operating decision-making and assessing performance, management considers that it operates in four separate businesses:
Radiopharmaceuticals, Manufacturing, Canadian Pharmaceuticals and Companion Animal Health.

  FOR THE THREE MONTH PERIOD                                                 FOR THE NINE MONTH PERIOD
      ENDED SEPTEMBER 30,                                                        ENDED SEPTEMBER 30,
-------------------------------                                         ---------------------------------
      2001            2000                                                    2001             2000
-------------------------------                                         ---------------------------------
                                REVENUES
$     1,739      $    1,449        Radiopharmaceuticals                 $     5,145       $    4,791
      4,791           3,264        Manufacturing                             15,041           10,974
      2,210           2,361        Canadian Pharmaceuticals                   6,282            7,519
      1,133           1,166        Companion Animal Health                    3,399            3,344
       (211)           (304)       Intercompany                                (547)          (1,483)
---------------------------------------------------------------------------------------------------------
$     9,662      $    7,936                                             $    29,320       $   25,145
---------------------------------------------------------------------------------------------------------

                                SEGMENT INCOME (LOSS)(1)
$        22      $       79        Radiopharmaceuticals                 $       937       $      828
        (13)           (321)       Manufacturing                                172             (298)
        800             604        Canadian Pharmaceuticals                   1,826            1,249
      1,095             922        Companion Animal Health                    3,344            2,916
        (16)           (156)       Intercompany                                 (73)            (189)
       (923)           (846)       Corporate                                 (2,847)          (2,864)
---------------------------------------------------------------------------------------------------------
$       965      $      282                                             $     3,359       $    1,642
---------------------------------------------------------------------------------------------------------

                                DEPRECIATION AND AMORTIZATION
$       248      $      240        Radiopharmaceuticals                 $       738       $      718
        219             178        Manufacturing                                610              534
        683             724        Canadian Pharmaceuticals                   2,060            2,076
        455             476        Companion Animal Health                    1,371            1,422
         11              (3)       Corporate                                     35               29
---------------------------------------------------------------------------------------------------------
$     1,616      $    1,615                                             $     4,814       $    4,779
---------------------------------------------------------------------------------------------------------

                                INCOME (LOSS) FROM OPERATIONS
$      (226)     $     (161)       Radiopharmaceuticals                 $       199       $      110
       (232)           (499)       Manufacturing                               (438)            (832)
        117            (120)       Canadian Pharmaceuticals                    (233)            (827)
        640             446        Companion Animal Health                    1,973            1,494
        (16)           (156)       Intercompany                                 (73)            (189)
       (934)           (843)       Corporate                                 (2,882)          (2,893)
---------------------------------------------------------------------------------------------------------
$      (651)     $   (1,333)                                             $   (1,455)       $  (3,137)
=========================================================================================================

                                                                          SEPTEMBER 30,    December 31,
                                                                        ---------------------------------
                                                                               2001            2000
                                                                               ----            ----
                                IDENTIFIABLE ASSETS
                                   Radiopharmaceuticals                 $    11,574       $    9,291
                                   Manufacturing                             23,029           25,717
                                   Canadian Pharmaceuticals                  24,615           27,854
                                   Companion Animal Health                   13,265           15,401
                                   Corporate                                  3,079            4,668
                                -------------------------------------------------------------------------
                                                                        $    75,562       $   82,931
=========================================================================================================

(1)Segment income (loss) before depreciation and amortization, financial income (expense), other income, income taxes and non-controlling interest.

GEOGRAPHIC SEGMENTATION

    FOR THE THREE MONTH PERIOD                                    FOR THE NINE MONTH PERIOD
        ENDED SEPTEMBER 30,                                          ENDED SEPTEMBER 30,
----------------------------------                              ----------------------------
      2001             2000                                         2001          2000
----------------------------------                              ----------------------------
                                   REVENUES(1)
$     6,780      $     5,431          Canada                    $    20,732   $    17,549
      2,882            2,505          United States                   8,588         7,596
--------------------------------------------------------------------------------------------
$     9,662      $     7,936                                    $    29,320   $    25,145
============================================================================================

                                                                  SEPTEMBER    December 31,
                                                                     30,
                                                                ----------------------------
                                                                     2001          2000
                                                                     ----          ----
                                   IDENTIFIABLE ASSETS
                                      Canada                    $    62,297   $    67,530
                                      United States                  13,265        15,401
                                  ----------------------------------------------------------
                                                                $    75,562   $    82,931
============================================================================================

(1)Revenues are attributable to countries based upon the location of the customer.

5.       COMPARATIVE INFORMATION

         The Company has reclassified prior period's information to conform with the current presentation format.